Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

COMPLETION OF THE MARKETED NOTES OFFERING,

THE CONCURRENT DELTA REPURCHASE AND

THE CONCURRENT EQUITY PLACEMENT

Bilibili Inc. (“Bilibili” or the “Company”) today announced the completion of its previously announced offering (the “Marketed Notes Offering”) of US$500 million in aggregate principal amount of convertible senior notes due 2031 (the “Notes”) and its concurrent repurchase of approximately US$100 million of its Class Z ordinary shares. The Company has also been informed by the relevant financial institutions that the concurrent placement of borrowed Class Z ordinary shares to facilitate hedging by certain investors in the Notes, together with the secondary placement of Class Z ordinary shares by a subsidiary of Tencent Holdings Limited (together with its subsidiaries, “Tencent”), was completed today. The closing of the subscription by Tencent for an additional US$200 million in aggregate principal amount of the Notes and the Company’s repurchase of approximately US$200 million of its shares from Tencent remain subject to independent shareholder approval at an extraordinary general meeting of the Company and other customary closing conditions.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, September 9, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.